UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
       ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Harmony Global Foods, LLC

Legal status of issuer:
    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    New Jersey

    Date of organization:
    9/15/2020

Physical address of issuer:
115 Watchung Avenue, Apt 2
Montclair, NJ 07043

Website of issuer:
www.harmonyglobalfoods.com

Name of the intermediary through which the offering will be conducted:
Folla Capital, LLC

CIK number of intermediary:
0001786669

SEC file number of intermediary:
008-70399

CRD number, if applicable, or intermediary:
305140
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
- The issuer shall pay a $500 onboarding fee;

- The issuer shall pay $500 per month licensing and portal fee until the offering is concluded (with such amount credited toward the commission); and
- The issuer shall pay 8% commission on the gross amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any other arrangement for the intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Type of security offered:
Debt (Revenue Sharing Agreements)

Target number of securities to be offered:
100 RSA Interests

Price (or method for determining price):
Face Value of Revenue Sharing Agreement ($500)

Target offering amount:
$50,000

Oversubscriptions accepted:
☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other:

Maximum offering amount (if different from target offering amount:
$250,000

Deadline to reach the target offering amount (Target date):
12/7/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$28,859	$0
Cash & Cash Equivalents	$3,336	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($8,641)	$0

The jurisdictions in which the issuer intends to offer the Securities:

☒AL ☒AK ☒AZ ☒AR ☒CA ☒CO ☒CT ☒DE ☒DC ☒FL ☒GA ☒HI ☒ID ☒IL ☒IN ☒IA ☒KS ☐KY ☒LA ☒ME ☒MD ☒MA ☒MI ☒MN ☒MS ☒MO ☒MT ☒NE ☒NV ☒NH ☒NJ ☒NM ☒NY ☒NC ☒ND ☒OH ☒OK ☒OR ☒PA ☒RI ☒SC ☒SD ☒TN ☒TX ☒UT ☒VT ☒VA ☒WA ☒WV ☒WI ☒WY



FORM C
OFFERING MEMORANDUM

Facilitated by



FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

COVID-19 RELIEF

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Commission's temporary regulatory COVID-19 relief. Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

The Company

1. **Name of Issuer:** Harmony Global Foods, LLC.

Eligibility

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes ☒ No

If yes, explain:

Directors of The Company

4. **Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the issuer:**

The Company does not have a board of directors.

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the issuer:

Name	Position	Dates of Service	Principal Occupation	Principal Employer
Christine Gregory	President	September 2020 – Present	Attorney	NAACP- Legal Defense and Educational Fund (LDF)
Terrence B. Williams	Chief Operating Officer	September 2020 – Present	Vice President - Human Resources	Community Food Bank of New Jersey

Christine Gregory serves as a strategic thought partner to the President and Director-Counsel and the Associate Director-Counsel for the alignment of LDF's internal operations, practices, and procedures with its social justice mission and institutional objectives. She co-created and oversees key program areas including, the Marshall Motley Scholarship Program, an innovative educational opportunity to develop the next generation of civil rights attorneys, and LDF's corporate partnership program which provides consultative feedback to participating companies that seek to maximize their DEI initiatives. Christine is responsible for the implementation of institution-wide change management processes such as strategic planning, document management, employee performance feedback, LDF's transition to telework, and COVID-19 return to office protocols, among others.

Terrence Williams, as VP of Human resources, is responsible for creating and driving talent management strategies, processes, and programs aimed at supporting CFBNJ's mission - to fight hunger and poverty by engaging, educating, and empowering all sectors of society in the fight. Prior to his work with CFBNJ, Terrence was the Deputy Director with the ACLU – OTG Management where he oversaw all areas of HR including talent management and acquisition, diversity and inclusion, compensation, labor/management relations, learning and development, benefits administration, and wellness, risk management, and HR operations. Continuously assess the organization for cultural norms and myths that present challenges to the successful execution of HR and organizational goals, objectives, and enablement. Developed and implemented talent, diversity, and equity strategies into the HR framework and processes.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christine Gregory	Membership Interests	51%
Terence Williams	Membership Interests	49%

*The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Grocery store revenues have reached historic highs during the pandemic; however, they are failing to provide consumers with a range of ethnic food options that reflect the diversity of the American palette. Consumer research shows that people are looking beyond the usual food offerings for more variety in their food choices that are authentic, flavorful, and easy to prepare.

We seek to offer the consumer a delicious, authentic, culturally blended meal that is easy to prepare, and beyond the usual food flavor profiles. The meal kits will be organized into easy-to-follow, step-by-step instructions that will give consumers a head start on a foolproof cooking experience. It will also demystify the preparation of ethnic cuisine in a way that will have wide appeal and draw a broad base of consumers to our brand.

At Harmony Global Foods, we pride ourselves on making modern ethnic cuisine that is rooted in tradition while pushing the limits on new and exciting flavors. Our food is always vibrant, flavor-forward, and made with high-quality, all-natural ingredients.

Harmony Global Foods was created out of the desire to meet the demands of ethnic food lovers that are vastly under-served by grocery stores and meal kit delivery services. Preparing an ethnic meal at home typically requires a trip to two or three grocery stores to collect all of the ingredients, because most mainstream markets relegate ethnic food products to a single-aisle where offerings tend to be of low quality and full of preservatives. Also, few meal kit delivery services specialize in cultural cuisine with an emphasis on authenticity and high-quality ingredients. We will focus exclusively on creating innovative global flavor profiles that are not easily replicated or found elsewhere.

Ultimately, Harmony Global Foods will position itself as a house of brands that offer consumers ethnic-inspired products from a variety of cultures.

We expect to gross $832K in incremental sales the first year, derived mainly from direct-to-consumer sales. Growth in years two and three will build on the success of year one through retail sales and are expected to be at $1.6M and $2.5M, respectively. The company will aim to maintain a minimum of 65% gross profit margin and reasonable operating expenses to net $1.1M to $1.3 in years 2 and 3, respectively.

Goals for the first year of operation include:

- Establish a strong relationship with co-packer
- Develop an effective marketing plan
- Reach sales goals from DTC in year one
- Be recognized as a distinct business or best in class for black-owned CPG food category
- Donate a portion of our profits to a food rescue or social justice charity

We intend to pursue a two-pronged business model: (1) direct to consumer (DTC) e-fulfillment through a partnership with a national co-packer (2) retail and wholesale to big-box and mid-market retailers, as well as local grocers (e.g., Costco, BJ's and Trader Joes and Shoprite). We intend to pursue lucrative retail and wholesale contracts with retailers after we have successfully launched our DTC strategy which will lend credibility to our efforts while also supplying revenue data, consumer feedback, and brand recognition.

According to a recent LoyaltyOne study, there is an enormous opportunity for retailers in the area of ethnic marketing. Specifically, the study shows that African-American, Asian and Hispanic shoppers are not finding the products they want and need in their local grocery stores, and many say they would buy more from stores that stock ethnic products.

Just as pizza, southern food, sushi, and tacos have become ubiquitous parts of American food culture, the traditions, attitudes, and shopping behaviors of multicultural consumers are influencing mainstream consumers and expanding the multicultural market opportunity. The multicultural selling proposition for marketers and advertisers extends beyond the size of the multicultural population—it benefits a range of consumers seeking unique flavors and products.

Over the next several decades, the U.S. grocery retail experience will increasingly be shaped by multicultural consumers, based on population growth and current shopping behaviors, new research from CPG sales and marketing firm Acosta finds. Net U.S. population growth is estimated at 98 million from 2014 to 2060, with the Hispanic population projected to rise by 64 million in that time, according to Acosta's first "Multicultural The Why? Behind The Buy" study, released in April. Growth is forecast at 22 million for the Asian-American population and 18 million apiece for the African-American and multi-racial segments, while the Caucasian/Non-Hispanic population is expected to decline by 16 million.

In a recent survey, 32% of American consumers in this study said they would pay more for a brand that understands multicultural needs, and nearly half of American adults say they would shop more at a retailer that offers a wider selection of multicultural products.

Harmony Global Foods is a Limited Liability Company organized in the State of New Jersey. Christine Gregory owns 51% of the company. Her partner, Terrence Williams owns a 49% interest.

In Korean, "halmony" means grandmother. The matriarchs of our families lovingly prepared ethnic foods that influenced us at a young age. This inspired us to call our company Harmony Global Foods.



Christine Gregory is the CEO & Co-Founder of Harmony Global Foods. Her parents were fantastic cooks. Her father grew up in South Carolina and her mother immigrated to the United States from Seoul, Korea where her parents met during his tour in the Army. As a self-proclaimed child of the South, her father had a passion for making quintessential "soul food" dishes and her mother made classic Korean meals. On any given evening, it wasn't unusual for her to have pig feet on the table with bulgogi, a side of collard greens, rice, kimchi, and saam (lettuce wraps). She grew up eating the comfort food of two cultures which is where her passion for cooking and eating ethnic food began. Christine is an attorney, but in her spare time, she studies the intersection between race, culture, and food, writes articles and food blogs, and has made presentations around the world about the important role food plays in cultural identity.



Terrence B. Williams, COO, and Co-Founder of Harmony Global Foods. Growing up mostly in Virginia, Terrence watched his grandmother scratch cook sweet and savory Southern-style dishes like chicken and dumplings, pot roast, succotash, sweet potato pie, and her famous pound cake for many years. Her soulful palette not only had a profound effect on his passion for sweet and savory foods, but it was also the main catalyst for his decision to pursue a career in culinary, first as a sous chef and later as a hotel and restaurant leader for well-known large hospitality companies. Terrence has traveled the world experiencing different cuisines and enjoys experimenting with new flavors, never forgetting the inspiration that came from cooking alongside his grandmother as a young child.

Mission

Our mission is to make modern ethnic cuisine that is vibrant, flavor-forward, and rooted in tradition while pushing the limits on new and exciting taste combinations.

Vision

Our vision is to help people see more of themselves, their culture, and traditions in our food.

Advisors

 **John Csukor** is a culinary research chef with over 35 years in the culinary R&D industry influencing the morning breakfast routines of millions of people around the world. He brings a unique combination of culinary business acumen, expertise, ability to communicate on all organizational levels, food product development, and marketing savvy. He's worked on revenue and profitability strategies for companies like Starbucks, Hilton Worldwide and has also helped build branding and presence for food startups and restaurant chains.

 **John Robitaille** is a co-founder of Fusion Strategic Partners with over 40 years of diverse leadership experience as a CEO, VP of Sales and Marketing, Executive Coach, Consultant, and Entrepreneur. John's specialties include strategic planning, sales and marketing, branding, communications, operations, process, and performance improvement, change management, succession planning, human resource management, and contract negotiations, His in-depth experience comes from working with clients within the manufacturing, retail, food and beverage, travel, banking and finance, insurance, healthcare, research, automotive, education, government, and defense industries.

 **Jim Griffin** is a food-focused executive, entrepreneur, and professor with a record of success leading organizations through startup, turnaround, and mature situations. Leader with a unique blend of experience in academic, corporate, and consulting environments. Quickly determines vision, sets clear expectations, and leverages a solid understanding of key drivers to achieve strategy and innovation and strengthen performance, profit, and market differentiation.

Other Personnel/Contractors

 **Treeva Royes** - Creative Art Director. She is adept at creating compelling social imagery, marketing materials, and brand identities for fashion, lifestyle, and beauty brands. Treeva's specializes in art direction, web design, photography, retouching, and consulting from large and small accounts like Tresemmé, Suave, SheaMoisture, Dove, Love Beauty & Planet.

 **Shannon Robbins -** Marketing Director. She provides strategic execution of marketing, advertising, and promotion. Shannon specializes in branding, marketing, writing, social media, strategy, web content, editing, communications, and advertising.

Operations

Harmony Global Foods will partner with Renaissance Food Group a nationwide producer of fresh-cut fruit and vegetables, prepared foods, and foodservice items available via retail and direct-to-consumer foodservice channels. Renaissance Food Group is widely recognized as a market leader for product innovation and high-quality made-to-order food products. Renaissance Food Group is a wholly-owned subsidiary of Calavo Growers, Inc.

Location & Facilities

Harmony Global Foods is located in Montclair, NJ. Their production partner, Renaissance Food Group, has facilities in:

- Clackamas, Oregon
- Sacramento, California
- Riverside, California
- Houston, Texas
- *Midwest Facility (Coming Soon)
- Green Cove Springs, Florida
- Conley, Georgia
- Vineland, New Jersey

Technology & Equipment

Harmony Global Foods will leverage a variety of different digital platforms to efficiently manage its operations. For marketing and advertising, the use of social media platforms, namely Instagram, Facebook, and Google. Web enablement will be provided by WordPress. Customer purchases will be completed on web-enabled software along with customer databases.

Production

Harmony Global Foods will partner with Renaissance Food Group, a fully outfitted manufacturing facility with years of experience and expertise in the fresh industry, with food systems that provide the highest quality products that are shipped from facilities located on the east and west coast.

With a wide range of kitchen capabilities, they offer baked, roasted, blanched, and steamed items, ranging from pasta and grains to custom sauces and cooked vegetable blends, as well as salsa, dips, and spreads, produced in USDA-certified facilities.

Food Safety & Quality

Renaissance Food Group operates a comprehensive Quality Management System assuring that only the safest, freshest, highest-quality products are shipped from their facilities. Their System operates in accordance with the Global Food Safety Initiative (GFSI), which is recognized worldwide as the gold standard of food safety. Their teams of experts are constantly executing and continually evaluating their food safety and quality programs at every level of the company, to deliver safe, delicious food to distribution centers across the country.

Research & Development

Our R&D efforts included the conceptualization of products that addressed the type of business model we endeavor to pursue (DTC & retail) which took into account:

- Store location
- Shelf life
- Value proposition
- Clearly defined target audience

Taking into account our unique customer profile, we gathered insights from consumer surveys, industry research, and personal experience to develop our products and brand guidelines. Our consumer validation process includes:

- Online questionnaires
- Culling of quantitative data
- Consumer reaction for purchase intent and frequency

Our food product development research includes feedback from consumer focus groups alongside our copacker quality assurance (QA) standards.

Market Strategy

Harmony Global Foods will position itself as a market disrupter. Ethnic food lovers are vastly under-served by grocery stores and meal kit delivery services. Mainstream grocery markets relegate ethnic food products to a single-aisle where offerings tend to be of low quality and full of preservatives, and few meal kit delivery services specialize in cultural cuisine with an emphasis on authenticity and high-quality ingredients. Harmony Global Foods will focus exclusively on creating innovative global flavor profiles that are not easily replicated or found elsewhere. Our first line of products will be focused on Asian cuisine with a Soul food twist. Eventually, we plan to develop other ethnically inspired products that provide exciting food options for ever-evolving consumer tastes.

We will market our products through social media ad buys and web-based cooking demonstrations that will not only provide recipes and cooking techniques but will feature various ethnic foods from a cultural, geographical, and historical lens.

Products & Services

We seek to offer the consumer a delicious, authentic, culturally blended meal that is fresh and ready, easy to prepare, and beyond the usual food flavor profiles. We define fresh and ready as food that is ready to eat in 30 minutes. Meal prep will be organized into easy-to-follow, step-by-step instructions to give consumers a head start on a foolproof cooking experience. It will also demystify the preparation of ethnic cuisine in a way that will have wide appeal and draw a broad base of consumers to our brand.

National Retailer: Chain				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (10oz)	$ 1.49	$ 0.95	$ 0.54	36%
TBK Classic (10oz)	2.78	1.78	1.00	36%
TBK Royal (10oz)	1.68	1.06	0.62	37%
3	$ 1.98	$ 1.26	$ 0.72	36%

National Retailer: Big Box				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (16oz)	$ 2.07	$ 1.15	$ 0.92	44%
TBK Classic (16oz)	2.59	1.78	0.81	31%
TBK Royal (16oz)	2.00	1.06	0.94	47%
3	$ 2.22	$ 1.33	$ 0.89	40%

National Retailer: Convenience				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (8oz)	$ 1.69	$ 0.84	$ 0.85	50%
TBK Classic (8oz)	2.99	1.56	1.43	48%
TBK Royal (8oz)	1.69	0.90	0.79	47%
3	$ 2.12	$ 1.10	$ 1.02	48%

DTC				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (16oz)	$ 19.99	$ 1.48	$ 18.51	93%
Christine's w/Chix (19oz)	24.99	5.42	19.57	78%
Christine's w/Beef (19oz)	25.99	5.62	20.37	78%
Christine's w/Pork (19oz)	23.99	5.17	18.82	78%
TBK Classic w/Veg (16oz)	21.99	5.18	16.81	76%
TBK Classic w/Chix (19oz)	25.99	6.48	19.51	75%
TBK Classic w/Beef (19oz)	26.99	6.68	20.31	75%
TBK Classic w/Pork (19oz)	24.99	6.23	18.76	75%
TBK Royal w/Veg (16oz)	19.99	4.87	15.12	76%
TBK Royal w/Chix (19oz)	24.99	6.17	18.82	75%
TBK Royal w/Beef (19oz)	25.99	6.37	19.62	76%
TBK Royal w/Pork (19oz)	23.99	5.17	18.82	78%
12	$ 24.16	$ 5.40	$ 18.76	78%

The above illustrates the possible model for DTC retail sales which will be determined once the relationship with the co-packer has been established. Initial COGs were established before the recipe formulations have been confirmed.

Competition

Our competitors are traditional Asian food manufacturers like Bibingo, Annie Chun, and Pulmeone. These are the most well-known brands in the heat and serve the Asian frozen food category.

Target Market

Harmony Global Foods caters to flavor seekers and lovers of ethnic food that are looking for flavor-forward cuisine that is high quality, fresh, and easy to prepare.

Main Consumer Profiles:

"Michelle" (Experienced Shopper) Working mother who needs dinner solutions and is looking for meal options that are flavor-forward, easy to prepare but made from high-quality ingredients. She likes ethnic food and enjoys "take out," but is too practical and cost-conscious to eat out more than once or twice a week. She wants to serve her family meals that are satisfying and enjoyable without feeling guilty about giving them food that is full of salt and preservatives. She shops at Target and Costco and is willing to pay for high-quality food but is concerned about value.

"Armand" (Discerning) Eating is a hobby and status-seeking. He seeks clean label cuisine and pays attention to ingredients, salt levels, preservatives, and overall quality. He has a high discretionary income and is willing to invest in food that will support his dietary objectives.

"Ethan" (College Student) Adventurous eater and lover of ethnic food. Loves "take out" but is on a budget and cannot afford Door Dash or Uber Eats more than 2x per week. He is seeking a flavor-forward alternative that is easy to prepare and affordable. He is athletic and body-conscious He tries to eat reasonably healthy. He tries to increase his protein intake whenever possible but loves carbs and finds them very satisfying.

Distribution

Distribution logistics will all be managed through the co-packer, Renaissance Food Group, as part of a micro-fulfillment arrangement.

Promotion

Harmony Global Foods will require an array of marketing tactics that include (but are not necessarily limited to) organic and paid social media, digital advertising, public relations, and search engine marketing, with recommended timeframes and budget for each. Plans for marketing and promotion include:

- Establish a LinkedIn page on behalf of Harmony Global Foods;
- Develop a strategy for building followers on Facebook, Instagram, LinkedIn, Pinterest, and Twitter;
- Develop a posting schedule for July - December 2021;
- Draft content/assets for those posts;
- Execute the schedule;
- Monitor accounts for feedback and interactions; and,
- Compile an analytics report to provide key insights.

Revenue Strategy

We intend to pursue a two-pronged business model: (1) establish a presence as a DTC online retail business (e.g., Green Chef or Blue Apron) and continue to expand our fresh and healthy ethnic meal kit offerings using social media and membership discounts; (2) successfully sell our products to national and local grocers as well as big-box retailers across the country (e.g., Costco, BJ's and Trader Joes and Shoprite).

We are seeking to develop relationships with co-packers as a means to managing our cost of producing one unit to optimize our margin for revenue. The marginal cost per unit is relatively high at smaller quantities of output so we are seeking to successfully bid on larger purchases with big-box retailers to reduce our costs and establish a minimum contribution margin needed to make a profit. By using a co-packer, we also have a better grasp of our variable costs. Co-packing allows us to reduce the time to fulfill orders while also granting us the ability to scale up or create products that have to be FDA-approved.

Our Revenue Model:

- Cost Determination – We have yet to fully determine what our fixed and variable costs will be as we are working on developing the initial product offering. We believe that most if not all fixed costs will be handled by the co-packer and depending on the financing of the business, a business loan for an initial injection of capital would have to be repaid.
- Pricing Strategy – In the early stages of the launch, less focus will be placed on capturing market penetration. The goal is to successfully establish the initial product offering and get past the proof-of-concept stage. A market penetration analysis can be conducted in Years 2-3 of the business plan. Wholesale and retail program fees and costs will be computed into the COS and managed through co-packer and pricing and distribution strategy. To maintain competitive pricing, we will endeavor to monitor competitive trends and consumer behaviors in both retail and digital markets and ensure that we are maintaining a profitable contribution margin.
- Product Distribution - The co-packaging arrangement will be leveraged to manage costs associated with distribution. We are planning to launch a DTC strategy and as such, we will be both retail and digitally deployed by Year 3. Once the DTC strategy is implemented, there will need to be another contract established for order fulfillment and delivery (e.g., Amazon).

We believe that there is a demand for fresh and ready-meal kits but have not fully determined the pace at which this business will grow. We estimate that the demand will double year over year for the first three years. We anticipate that as more competitors enter this space, there could be a higher demand for our product followed by a decrease in profit margin per unit.

Marketing Mix – To sustain the growth of the organization, continuous product development and distribution and promotional strategies and tactics will need to be supported through R&D and marketing services. That said, Harmony Global Foods will be the umbrella company and each product will have its own revenue stream should have its own P&L, and may even be considered a different sub-business unit (SBU). Once established, each product can be licensed out to distributors to be produced at a larger scale.

Financial Projections

Revenues	FY 2022	FY 2023	FY 2024
National Retailer: Chain	$ 53,550	$ 274,129	$ 336,421
National Retailer: Big Box	59,940	306,841	376,566
National Retailer: Convenience	57,330	293,480	360,169
DTC	130,446	667,770	819,511
Total Revenues	**$ 301,266**	**$ 1,542,219**	**$ 1,892,666**
Cost of Goods Sold			
National Retailer: Chain	$ 34,110	$ 174,613	$ 214,292
National Retailer: Big Box	35,910	183,828	225,600
National Retailer: Convenience	29,700	152,038	186,587
DTC	29,161	149,279	183,200
Total COGS	**$ 128,881**	**$ 659,758**	**$ 809,679**
Gross Profit			
National Retailer: Chain	$ 19,440	$ 99,516	$ 122,129
National Retailer: Big Box	24,030	123,013	150,965
National Retailer: Convenience	27,630	141,442	173,582
DTC	101,285	518,491	636,311
Total Gross Profit	**$ 172,385**	**$ 882,461**	**$ 1,082,987**
Groos Profit %	**57.2%**	**57.2%**	**57.2%**

Operating Expenses	FY 2022	FY 2023	FY 2024
Advertising and Marketing	$ 36,000	$ 41,400	$ 47,610
Car and Truck Expenses	-	-	-
Commissions and Fees	-	-	-
Contract Labor (Not included in payroll)	-	-	-
Employee Health Insurance	6,000	6,900	7,935
Employee Pension Programs	-	-	-
Federal Unemployment Tax (FUTA)	200	230	265
Independent Contractors	-	-	-
Insurance (other than health)	3,000	3,450	3,968
Legal and Professional Services	5,250	6,038	6,943
Licenses	15,000	17,250	19,838
Medicare	540	621	714
Miscellaneous	600	690	794
Office Expense (cell phone services)	4,800	5,520	6,348
Other Employee Benefit Programs	-	-	-
Payroll Taxes and Benefits	5,166	5,941	6,832
Rent or Lease -- Other Business Property	-	-	-
Rent or Lease -- Vehicles, Machinery, Equipment	-	-	-
Repairs and Maintenance	-	-	-
Salaries & Wages - Full-Time Employees	-	-	-
Salaries & Wages - Owner(s)	99,600	114,540	131,721
Salaries & Wages - Part-Time Employees	-	-	-
Social Security	1,208	1,389	1,598
State Unemployment Tax (SUTA)	-	-	-
Supplies	900	1,035	1,190
Travel, Meals and Entertainment	900	1,035	1,190
Utilities	450	518	595
Worker's Compensation	1,500	1,725	1,984
Total Operating Expenses	**$ 181,114**	**$ 208,281**	**$ 239,523**
EBITDA	**$ (8,729)**	**$ 674,180**	**$ 843,464**
EBITDA %	**-2.9%**	**43.7%**	**44.6%**



	FY 2022	FY 2023	FY 2024
■ Revenue	$301,266	$1,542,219	$1,892,666
■ COGS	$128,881	$659,758	$809,679
■ Gross Profit	$172,385	$882,461	$1,082,987
■ Operating Expenses	$181,114	$208,281	$239,523
■ EBITDA	$(8,729)	$674,180	$843,464

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

"Best-Efforts Offering

The offering of these securities is on a "best-efforts" basis. The Company has not contracted with an underwriter, placement agent, or any other person to purchase or sell all or a portion of its securities and there is no assurance that it can sell or any of the securities.

No guarantee of return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, that it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the security Offering. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering statement and security agreement.

Limited operating history

The Company is a start-up company with no or limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products. The Company has no prior experience in building this type of business, and there can be no assurance that the Company will be successful in its efforts. The inability of the Company to develop a diverse base of customers would have a substantial negative impact on the Company and your investment.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Security Agreement.

Management's discretion as to use of proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or possibly terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Right to extend the offering deadline

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate.

No audited or reviewed financial statements

The Company has not had its financial information audited or reviewed by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team.

Tax returns have not yet been filed

The Company has not yet filed any tax returns.

Tax Considerations

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities prior to making an investment.

The Offering

9. What is the purpose of the offering?

The purpose of this offering is to raise funds that the Company will use to fund its current and future operations as detailed in the business plan described above.

10. How does the issuer intend to use the proceeds of the offering?

Use of Funds				
Description	**At Target Amount**		**At Maximum Amount**	
Total Proceeds	$	50,000	$	250,000
Less: Offering Expenses		(4,000)		(20,000)
Net Proceeds	***$***	***46,000***	***$***	***230,000***
Use of Net Proceeds				
Sales & Marketing	$	41,000	$	60,000
Product Development		5,000		50,000
Salaries & Wages		-		100,000
General & Administrative		-		20,000
Total Use of Funds	***$***	***46,000***	***$***	***230,000***

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor will be required to complete and submit an Eligible Investor Questionnaire along with a requested investment amount.

2. Investment Agreement - The Investor will also execute an investment agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the investment agreement is complete, the Investor's commitment will be recorded. After the Offering closes, either through an initial closing or a final closing, the investment agreement will be counter-signed by the Company. The executed investment agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that an investment agreement has been accepted, the Investor will be responsible for transferring funds from a source that is acceptable by the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The investment agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the escrow agreement. The Escrow Agreement details all terms of the escrow agreement and process and should any information in this document be different than the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The Offering is contingent upon the Company's receipt of the target offering amount prior to the Termination Date. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the Minimum Offering Amount has been reached. When the target offering amount has been reached and funds have been received by the Escrow Agent and deposited into the Escrow Account pursuant to the terms of the escrow agreement, and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, the Escrow Agent can begin an initial closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release Offering proceeds, less Escrow Agent's fee to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering has been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,
- the Issuer has notified the investor of the new deadline for the securities offering at least 5 business days prior to the new deadline and investor does not cancel his or her investment commitment at least 48 hours prior to the new deadline (as described in Question 12 below.)

Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- prior to the target offering amount being reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason prior to the target offering amount is reached by the target date.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel and investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered?

The securities being offered are Revenue Sharing Agreements, as defined in the Revenue Sharing Agreement, in the Company. The Company is seeking to raise a target amount of **$50,000** with a maximum amount of **$250,000** from potential Investors through the offer and sale of the securities. The attached Revenue Sharing Agreement details all terms of the offering and should any information in this document be different than the information contained in the Revenue Sharing Agreement, the Revenue Sharing Agreement will govern.

The securities entitle the Investor to receive Revenue Share payments commencing with the termination of the Offering. An investor in the Revenue Sharing Agreements shall be entitled to receive Revenue Sharing Agreement Payments from the Company as detailed in Exhibit A of the Security Agreement. Payments shall continue until the earlier of: (i) the term of the bonds; or (ii) the termination of this Agreement as provided herein.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred::

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 4.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Debt Securities:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Other:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Revenue Sharing Agreements.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

There are no risks to purchasers of the securities relating to minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the issuer or of assets of the issuer or transactions with related parties?**

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Growth & Development Bond Amount, Buy-Out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

25. What other exempt offerings have the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

Financial Condition of the Issuer

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The Company was formed in October 2020 and has been focusing on research & development of our modular container units. We are gearing up to launch our new website and begin an aggressive marketing and sales program. We have been operating on a very lean budget and have been covering some of our initial operating expenses using funds from loans made by owners of the Company. The Company has invested approximately $25,000 in the R&D phase of our modular container units.

As of December 31, 2020, we have realized no gross revenue. Our current Net Income is ($8,641).

We currently have one custom project that is pending contract approval and is expected to generate $200K in gross revenue over the next 12 months, but at this time we need to inject capital to cover costs for building our initial modular container units and overhead associated with bringing the models to market.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $107,000 or less	☒The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax;	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the

	certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☒Financial statements of the issuer and its predecessors if any	issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $107,000, but not more than $535,000	☐Financial statements of the issuer and its predecessors if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $535,000	☐Financial statements of the issuer and its predecessors if any	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $535,000 but not more than $1,070,000: • Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must

		include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in Exhibit 2 to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
- (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
- (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
- (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities? ☐ Yes ☒No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
- (i) In connection with the purchase or sale of any security? ☐ Yes ☒ No
- (ii) Involving the making of any false filing with the Commission? ☐ Yes ☒ No
- (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

(i)   At the time of filing of this offering statement bars the person from:
- (A) association with an entity regulated by such commission, authority, agency, or officer? ☐ Yes ☒ No
- (B) engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No
- (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? ☐ Yes ☒ No

(ii)   places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No

(iii)   bars such persons from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of this offering statement, orders the person to cease and desist from committing or causing violation or future violation of:

(i)   a scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such

person, at the time of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted at https://www.follacapital.com is available in the Exhibits below.

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the disclosure document, notices, and all other information to a prospective Investors or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt-out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company which cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to terms of the Offering through a communication channel that leverages the "wisdom of the crowd". The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including their name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the issuer's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

Investors should consider potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

Taxes

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

Additional Disclosures

Investor Requirements

 Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:
  - a signed, dated document identifying the Investor and containing the following certifications:

    ☐ "By checking this box, I, the investor, acknowledge that I have reviewed the issuer's Form C and Disclosure Materials, as well as the educational materials provided on the Portal, understood the risks that come with investing in issuing companies on the Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Portal does not offer any investment advice or suggestions."
    ☐ "By checking this box, I, the investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the offering's closing deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Portal's educational materials."

☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Portal."

<u>Offering Materials not All-Inclusive:</u> The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

<u>Forward-Looking Statements:</u> Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

<u>Security Agreement Fully Sets Forth all Terms, Conditions, and Restrictions:</u> All terms, conditions, and restrictions of the securities offered are fully set forth in the security agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the security agreement. If any of the terms, conditions, or other provisions of the security agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the security agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christine Gregory
(Signature)

Christine Gregory
(Name)

Member/Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christine Gregory
(Signature)

Christine Gregory
(Name)

Member/Manager
(Title)

/s/Terence Williams
(Signature)

Terence Williams
(Name)

Member/Manager
(Title)

EXHIBIT 1
FINANCIAL INFORMATION

Tax Return Information	Most recent fiscal year-end	Prior fiscal year-end
Total Income	$0	$0
Taxable Income	($8,641)	$0
Total Tax	$0	$0

Harmony Global Foods LLC
Balance Sheet
December 31, 2020

ASSETS

Cash & Equivalents	$	3,336
Accounts Receivable		-
Fixed Assets		-
Other Assets		25,523
TOTAL ASSETS	$	28,859

LIABILITIES & EQUITY

Accounts Payable		-
Short-Term Debt		-
Long-Term Debt		-
TOTAL LIABILITIES	$	-
Retained Earnings	$	-
Contributed Capital		37,500
Net Income		(8,641)
TOTAL OWNERS' EQUITY	$	28,859
TOTAL LIABILITIES & EQUITY	$	28,859

Harmony Global Foods LLC
Statement of Income
For the Year Ended December 31, 2020

REVENUES		
Total Revenue	$	-
Cost of Goods Sold		-
GROSS PROFIT	$	-
OPERATING EXPENSES		
Domain Name	$	24
Marketing Expense		1,121
Startup Expenses		5,000
Website Maintenance		1,153
Amortization		1,343
TOTAL OPERATING EXPENSES	$	8,641
NET OPERATING INCOME	$	(8,641)

Harmony Global Foods LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	$	-
NET INCOME (LOSS)	$	(8,641)
Operating Activities	$	-
Investing Activities:		
Purchase of Fixed Assets	$	(25,523)
Financing Activities:		
Capital Contributions	$	37,500
NET INCREASE (DECREASE) IN CASH	$	3,336
CASH & CASH EQUIVALENTS, END OF PERIOD	$	3,336

I, Christine Gregory, certify that:

(1) the financial statements of Harmony Global Foods, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Harmony Global Foods, LLC included in the Form reflects accurately the information reported on the tax return for Harmony Global Foods, LLC filed for the prior 2 fiscal years.

/s/Christine Gregory
[Signature]

Member/Manager
[Title]

EXHIBIT 2

SUBSCRIPTION AGREEMENT



HARMONY GLOBAL FOODS, LLC
COMMUNITY CAPITAL REVENUE SHARE
SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATES, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT ACCORDING TO SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE MATERIALS PRODUCED TO THE SUBSCRIBERS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Subscription Agreement ("Agreement") is entered into on _____by and between:

Harmony Global Foods, LLC ("Company")

and

_____ ("Investor"),

Collectively referred to as the "Parties."

RECITALS

Company is offering 500 Revenue Share Interests at a price of $500 per Revenue Share Interest. (the "Interests").

The Interests are securities as defined by the Securities Act of 1933, as amended (the "Securities Act").

Investor understands that the Offering is being made without registration of the Interests under the Securities Act, or any securities law of any state of the United States or of any other jurisdiction.

Investor understands the risks related to the purchase of the Interests.

Company desires to sell its Interests to Investor.

Investor desires to purchase the Interests from Company.

This Agreement shall govern the sale of the Interests by Company and the purchase of the Interests by Investor.

The Parties desire to be bound by the terms of this Agreement.

ARTICLE I
PURPOSE

1.01   The purpose of this Agreement is to define the terms that will govern the sale of the Interests by Company to Investor and the purchase of the Interests by Investor from Company.

ARTICLE II
DEFINITIONS

2.01   The capitalized terms included in this Agreement and the Offering Memorandum shall have the following definitions.

"Change of Control" means the acquisition of Company by another entity, or the sale of all or substantially all of the assets of Company, such that in either case the Company's shareholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

"Company" means Harmony Global Foods, LLC, a limited liability company and the issuer of the Interests.

"Exemption" means the exemption from the registration requirements of Section 4(a)(6) of the Securities Act of 1933 (the "Act").

"Final Closing" means the closing of the Offering, which shall occur at the latest on December 7, 2021, unless amended by the Issuer.

"Funding Portal" means Folla Capital, LLC which is the intermediary used by Company to facilitate this Offering.

"Initial Closing" means the sale of the Interests by Company and the payment of funds by Investor.

"Maximum Offering Amount" means the maximum amount Company intends to raise through this Offering.

"Maximum Revenue Share Return" means the maximum dollar amount an Investor shall receive from the Interests sold through this Offering. The Maximum Revenue Share Return is described in the Offering Materials and this description is attached as Exhibit A.

"Offering" means this sale of securities pursuant to the Offering Memorandum dated July 2021.

"Offering Materials" means the Offering Memorandum, the Disclosure Document, the educational materials provided by the Funding Portal, and information about Company and this Offering found on the Funding Portal's platform.

"Interests" means the Revenue Share Interests in Company.
"Investment Commitment" means a sum of money calculated by multiplying the number of Interests subscribed to by an Investor by the price at which Company is offering the Interests.

"Purchase Amount" means a sum of money calculated by multiplying the number of Interests purchased by Investor by the price at which Company is offering the Interests.

"Revenue Share Payment" means a payment of principal and/or interest made by Company to Investor that is a portion of the Maximum Revenue Share Return.

"Restricted Securities" means securities acquired from Company that are subject to the resale limitations of 17 CFR § 227.501.

"Target Offering Amount" means the minimum amount Company intends to raise through this Offering.

ARTICLE III
SUBSCRIPTION

3.01   Subject to the terms and conditions in this Agreement and its Exhibits, Investor irrevocably subscribes for the Interests for the aggregate Purchase Amount of $_____.

3.02   Investor understands and agrees that Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by Company only when it is signed by a duly authorized officer of Company and delivered to Investor at the Closing referred to in Article IV. Subscriptions need not be accepted in the order received, and the Interests may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, Company shall have no obligation to issue any of the Interests to any person who is a resident of a jurisdiction in which the issuance of Interests to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

3.03   In the event that this subscription is rejected in whole or in part, Company shall promptly return all, or the applicable portion of the money paid, to Investor, as the case may be, and this Subscription Agreement shall thereafter have no force or effect except with respect to the portion, if any, of this subscription that is accepted by Company.

ARTICLE IV
PURCHASE

4.01   The purchase and sale of the Interests shall be consummated by executing this Agreement and filling out the investment questionnaire through the Funding Portal, opening an account with the Funding Portal, and paying the Purchase Amount. Investor may make payment for the Interests by ACH, wire transfer, or check payable to Company or by any such other method made available by the Funding Portal on its platform.

4.02   At the Initial Closing, Company shall deliver to Investor a signed copy of this Agreement.

4.03   The Final Closing of the Offering shall be on December 7, 2021, unless amended by the Issuer. After the Final Closing, Company shall close the Offering and cease offering the Interests to any other persons. Upon Final Closing, the funds will be released to Company and Investor will receive securities in exchange for his/her investment.

4.04   Investor may cancel his/her Investment Commitment until 48 hours prior to Final Closing.

4.05   If Company reaches the Target Offering Amount prior to the Final Closing, it may close the Offering early. In such a circumstance, Company will provide Investor notice of the new closing date at least five business days prior to the new closing. Any oversubscribed Interests sold after the initial closing shall close at the discretion of the Issuer.

4.06   If there is a material change made to the Offering, Investor must reconfirm his/her Investment Commitment in order to retain the Interests. If Investor fails to reconfirm his/her Investment Commitment, it will be cancelled, and the committed funds will be returned.

ARTICLE V
PAYMENT TERMS

5.01   Revenue Share Payments shall be made in accordance with Company's payment schedule as described in Exhibit A and the Offering Materials, in an amount equal to Investor's portion of the Revenue Share Amount. Revenue Share Payments shall continue until the earlier of: (i) the date Investor has received Investor's proportionate share of payments from Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Return; or (ii) termination of this Agreement as provided herein.

5.02   To the extent that any Revenue Share Payment is not paid within five (5) business days of such payment becoming due to Investor, and the delay is not excused, Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of Company's control, including without limitation, an act of God or the actions or inactions of a third-party payment processor or Investor, provided that Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per month against the unpaid amounts due to Investor from Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

ARTICLE VI
TERMINATION OR BUY-OUT

6.01   This Agreement and Company's obligation to pay the Revenue Share Amount shall terminate upon written consent of a majority of Investors to the Offering or the receipt by Investor of payments from Company totaling, in the aggregate, the Maximum Revenue Share Return.

6.02   Company may, in its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Return, buy out Company's obligations to Investor under thisAgreement and terminate this Agreement by paying Investor an amount equal to Investor'sMaximum Revenue Share Return, less the sum of all previous payments made by Company to Investor pursuant to this Agreement.

6.03   Upon a Change of Control in Company, Company shall pay prior to or simultaneously with the closing of such Change of Control, an amount equal to the Maximum Revenue Share Return less the sumof all previous payments made by Company to Investor pursuant to this Agreement.

ARTICLE VI
DEFAULT

7.01   Each of the following events constitutes a default:

   a. if three (3) consecutive Revenue Share Payments are not paid by Company to Investor on or prior to the due date, if the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;
   b. if anyone (1) Revenue Share Payment Amount is not paid by Company to Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and the non-payment continues for a period of sixty (60) days thereafter;
   c. an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization, or other relief in respect of Company or any of its debts, or of a substantial part of its assets, under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;
   d. Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation,

reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in anysuch proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; or

e. Company breaches any other covenant of Company contained in this Agreement, and such breach continues for a period of thirty (30) business days after Investor delivers written notice of the breach to Company.

7.02   If default occurs that is not cured, Investor may employ an attorney to enforce Investor's rights and remedies and Company hereby agrees to pay to Investor's reasonable attorneys' fees not exceeding a sum equal to fifteen percent (15%)of the Revenue Share Amount less the sum of all previous payments made by Company to all Investors pursuant to this Agreement, plus all other reasonable expenses incurred by Investor in exercising any of Investor's rights and remedies upon default.

ARTICLE VIII
REPRESENTATIONS BY THE COMPANY

8.01   Company represents and warrants to Investor that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated:

a. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of New Jersey and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations.

b. All corporate action has been taken or will be taken prior to the Initial Closing, by the Chief Executive Officer that is necessary for the authorization and execution of the purchase and sale of the Interests by Company. This Agreement, when executed and delivered by Company, shall constitute valid and legally binding obligations of Company, enforceable against Company in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or as limited by-laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Interests have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Agreement, will be validly issued, fully paid, and nonassessable, and will conform in all material respects to the description thereof set forth in the Offering Memorandum. Based in part on the accuracy of the representations of Investor and subject to filings pursuant to Regulation Crowdfunding of the Securities Act, and applicable state securities laws, the offer, sale, and issuance of the Interests to be issued pursuant to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

d. To its knowledge, Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, or operations of Company.

e. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator, or governmental body, or to Company's knowledge, currently threatened in writing (a) against Company or (b) against any consultant, officer, director or key employee of Company arising out of his/her consulting, employment or board relationship with Company or that could otherwise materially impact Company.

f.   Following a reasonable investigation in accordance with 17 CFR § 227.503 promulgated under the Securities Act, none of Company, its directors, executive officers, any other officers participating in the Offering described by this Agreement, or any beneficial owner of twenty percent (20%) or more of Company's outstanding voting securities meet any of the disqualifying criteria described in Rules 503 (a)(1) through (8).

ARTICLE IX
REPRESENTATIONS BY INVESTOR

The representations, warranties, and agreements, together with all other representations and warranties made or given by Investor to Company in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of the Initial Closing as if made on and as of such date and shall survive such date. If more than one person is signing this Subscription Agreement, each representation, warranty, and undertaking herein shall be the joint and several representations, warranty, and undertaking of each such person.

9.01   Investor represents and warrants to Company that Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Interests, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

9.02   Investor represents and warrants to Company that Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Interests as a nominee or agent or otherwise for any other person.

9.03   Investor represents and warrants to Company that Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Interests and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

9.04   Investor represents and warrants to Company that Investor has received and has relied only on the information contained in the Offering Memorandum.

9.05   Investor represents and warrants to Company that Investor is not relying on any communication (written or oral) of Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Interests. It is understood that information and explanations related to the terms and conditions of the Interests provided in the Offering Memorandum or otherwise by Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Interests, and that neither Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Interests. Investor acknowledges that neither Company nor any of its affiliates have made any representation regarding the proper characterization of the Interests for purposes of determining Investor's authority to invest in the Interests. Investor is familiar with the business and financial condition and operations of Company, all as generally described in the Offering Memorandum. Investor has had access to such information concerning Company and the Interests as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Interests.

9.06   Investor represents and warrants to Company that Investor understands and accepts that the purchase of the Interests involves various risks, including the risks outlined in the Offering Memorandum and in this Agreement. Investor has carefully evaluated the risks of investing and has the capacity, either alone, or with a professional advisor, to protect his/her/its own Interests in connection with a purchase of the Interests.

9.07   Investor represents and warrants to Company that Investor is able to bear any loss associated with an investment in the Interests.

9.08   Investor represents and acknowledges that Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and Company shall return the previously paid Purchase Amount of the Interests, without interest thereon, to Investor.

9.09   Investor represents and warrants to Company that Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Interests or made any finding or determination concerning the fairness or advisability of this investment.

9.10   Investor represents and warrants to Company that Company has not (a) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Interests or (b) made any representation to Investor regarding the legality of an investment in the Interests under applicable legal investment or similar laws or regulations. In deciding to purchase the Interests, Investor is not relying on the advice or recommendations of Company and Investor has made its own independent decision that the investment in the Interests is suitable and appropriate for Investor.

9.11   Investor represents and warrants to Company that Investor is not relying upon any person, other than Company and its officers and directors, in making its investment or decision to invest in Company. Investor agrees that neither any Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Interests.

9.12   Investor represents and warrants that he/she has reviewed the Offering Memorandum and corporate documents. Investor understands that any projections which may be made in the Offering Memorandum are mere estimates, was prepared by Company's management, and may not reflect the actual results of Company's operations. Investor represents that Investor has received from Company the documents, records, and books that Investor requested in order to evaluate this Offering.

9.13   Investor represents and warrants to Company that Investor has such knowledge, skill, and experience in business, financial, and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Interests. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Interests and the consequences of this Subscription Agreement. Investor has considered the suitability of the Interests as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Interests and its authority to invest in the Interests. Investor has determined that the investment is suitable for him/her.

9.14   Investor represents and warrants to Company that Investor is acquiring the Interests solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Interests.

9.15   Investor understands that the Interests have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bonafide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor understands that the Interests are "Restricted Securities" under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements are available. Investor acknowledges that Company has no obligation to register or qualify the Interests for resale. Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Interests, and on requirements relating to Company which are outside of Investor's control, and which Company is under no obligation, and may not be able, to satisfy.

9.16   Investor represents and warrants to Company that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Interests or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Interests under the Securities Act and all applicable State

Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Interests will bear a legend-making reference to the foregoing restrictions. Additionally, Company and its affiliates shall not be required to give effect to any purported transfer of such Interests except upon compliance with the foregoing restrictions.

9.17   Investor represents and warrants to Company that, unless an Investor has indicated to the contrary on the Subscription Agreement, he/she will certify that his/her taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he/she is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Interests.

9.18   Investor represents and warrants that he/she understands that the price of the Interests has been determined arbitrarily by Company and may not be indicative of the true value of the Interests.

9.19   Investor represents and warrants that all information that Investor has furnished and furnishes to Company are true, correct, and complete as of the date of execution of this Subscription Agreement and if there should be any material change in such information prior to the Initial Closing, Investor will immediately furnish such revised or corrected information to Company.

9.20   Investor represents and warrants that he/she understands that if the sum of the Investment Commitments does not equal or exceed the Target Offering Amount at the offering deadline specified in the Offering Materials, no securities will be sold in the Offering, Investment Commitments will be canceled and committed funds will be returned.

9.21   Investor represents and warrants that he/she has received and reviewed the educational materials provided by Funding Portal.

ARTICLE X
INVESTOR VERIFICATION

10.01   Investor understands that in order to subscribe for Interests in this Offering, Investor does not have to be an "Accredited Investor" as defined in Section 501 of Regulation D under the Securities Act. Furthermore, if Investor is an "accredited Investor", Investor understands that, as a condition to Company's acceptance of this subscription, Investor must complete an Accredited Investor Verification Process administered by the Funding Portal, or such other Accredited Investor Program that may be implemented by the Company.

10.02   Investor represents and warrants that Investor has completed the Accredited Investor Verification Process administered by the Funding Portal. The information provided by Investor in the Accredited Investor Verification Process is true and correct and Investor understands that Company is relying upon such information in connection with the purchase of the Interests by Investor.

10.03   Investor acknowledges and agrees that Company may make or cause to be made such further inquiry and obtain such additional information as it may deem appropriate with regard to the suitability of Investor as an Investor in the Interests.

10.04   Investor acknowledges and understands that if Investor is not an accredited Investor, Investor's investment may not exceed:

   a.   The greater of $2,200, or 5 percent of the greater of Investor's annual income or net worth, if either Investor's annual income or net worth is less than $107,000; or
   b.   Ten percent of the greater of Investor's annual income or net worth, not to exceed an amount sold of $107,000, if both Investor's annual income and net worth are equal to or more than $107,000.

ARTICLE XI
TRANSFERABILITY

11.01   Investor understands that the Interests are "Restricted Securities" under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements are available.

11.02   Even if an Investor's Interests become eligible to be transferred, Investor shall not at any time transfer any of his, her, or its Interests except in accordance with the conditions and limitations set forth in the corporate documents.

ARTICLE XII
INDEMNIFICATION

12.01   Investor agrees to indemnify and hold harmless Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Members, and agents from any liability, claims, costs, damages, losses, or expenses incurred or sustained by them as a result of Investor's representations and warranties being untrue or inaccurate, or because of a breach of this agreement by Investor.

ARTICLE XIII
NOTICES

13.01   All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally, sent by electronic delivery, or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

 If to Company: Harmony Global Foods, LLC
                                                 115 Wachtung Avenue, Apt 2
                                                 Montclair, NJ 07043
                                                 E-mail: christine@harmonyglobalfoods.com
                                                 Attention: Manager

 If to Investor:

13.02   By executing this Agreement, Investor consents to electronic delivery, including by means of e-mail or by posting on an electronic message board or by other means of electronic communication. Notices and materials that may be submitted by electronic delivery include notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, information about the investment, and any and all other documents, information, and communications concerning the affairs of Company, required or permitted to be provided to Investor.

ARTICLE XIV
MISCELLANEOUS

14.01   Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

14.02   Neither this Subscription Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by either Company or Investor without the prior written consent of the other party.

14.03   INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14.04   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey. Investor agrees that any action or proceeding directly or indirectly relating to or arising out of this Subscription Agreement of this Offering, any breach hereof, or any transaction covered hereby shall be resolved, whether by arbitration or otherwise, within the State of New Jersey.

14.05   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

14.06   The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

14.07   All representations, warranties, and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Company and the Final Closing, (ii) changes in the transactions, documents, and instruments described in the Offering Materials which are not material, or which are to the benefit of Investor and (iii) the death or disability of Investor.

14.08   If any action or other proceeding is brought for the enforcement of this Subscription Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Subscription Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding in addition to any other relief to which they may be entitled.

14.09   If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14.10   This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

IN WITNESS WHEREOF, Investor has executed this Agreement on _____.

"INVESTOR"

Signature of Investor:

Printed Name of Investor:

Street Address:

City, State, and Zip Code:

Purchase Amount of Interests: $ _____

<u>SUBSCRIPTION ACCEPTED:</u>

HARMONY GLOBAL FOODS, LLC

By: _____
       Christine Gregory

Date: _____

Exhibit A

OFFERING INFORMATION	
Target Offering Amount	$50,000
Maximum Offering Amount	$250,000
Deadline for Offering	December 7, 2021
Revenue Share Interests Price	$500
Minimum Investment Amount	$1,000
Minimum Investment Increment	$500
REVENUE SHARE INFORMATION	
Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	10%
Quarterly Revenue hurdle to be reached before any Revenue Share Payments are made	$75,000
Revenue Share Multiple	2.0
Maximum Revenue Share Return to be paid in connection with the Offering (Company)	$500,000
Maximum Revenue Share Return to be paid in connection with the Offering (Investor)	2.0 x Investment Amount
REVENUE SHARE PAYMENT TERMS	
Revenue Share Payment Frequency	Quarterly
Revenue Share Payment Schedule	The first Revenue Share Payment will be made within 30 days following the end of the first fiscal quarter of the Issuer following the date the Offering is closed. All subsequent payments will follow the same timetable.
Revenue Shared Paid to	Directly to Investor

Exhibit B – Perks

INVESTMENT LEVEL	PERK
All	Coupon for 3 free meal kits (one in each SKU)
$5,000 - $14,999	Preview of Harmony Global Foods products with an opportunity to provide feedback to the founders prior to going to market
$15,000 +	A Harmony Global Foods product tasting event in their home (within the United States)

EXHIBIT 3
DEFINITION OF ACCREDITED INVESTOR §230.501

Definitions and terms used in Regulation D.

As used in Regulation D (§230.500 *et seq.* of this chapter), the following terms shall have the meaning indicated:

(a) *Accredited investor. Accredited investor* shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(i) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

(b) *Affiliate.* An *affiliate* of, or person *affiliated* with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) *Aggregate offering price. Aggregate offering price* shall mean the sum of all cash, services, property, notes, cancellation of debt, or other consideration to be received by an issuer for issuance of its securities. Where securities are being offered for both cash and non-cash consideration, the aggregate offering price shall be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price attributable to cash received in a foreign currency shall be translated into United States currency at the currency exchange rate in effect at a reasonable time prior to or on the date of the sale of the securities. If securities are not offered for cash, the aggregate offering price shall be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Such valuations of non-cash consideration must be reasonable at the time made.

(d) *Business combination. Business combination* shall mean any transaction of the type specified in paragraph (a) of Rule 145 under the Act (17 CFR 230.145) and any transaction involving the acquisition by one issuer, in exchange for all or a part of its own or its parent's stock, of stock of another issuer if, immediately after the acquisition, the acquiring issuer has control of the other issuer (whether or not it had control before the acquisition).

(e) *Calculation of number of purchasers.* For purposes of calculating the number of purchasers under § §230.506(b) and 230.506(b) only, the following shall apply:

(1) The following purchasers shall be excluded:

(i) Any relative, spouse, or relative of the spouse of a purchaser who has the same primary residence as the purchaser;

(ii) Any trust or estate in which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interests);

(iii) Any corporation or other organization of which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(ii) of this section collectively are beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests; and

(iv) Any accredited investor.

(2) A corporation, partnership, or other entity shall be counted as one purchaser. If, however, that entity is organized for the specific purpose of acquiring the securities offered and is not an accredited investor under paragraph (a)(8) of this section, then each beneficial owner of equity securities or equity interests in the entity shall count as a separate purchaser for all provisions of Regulation D (§§230.501-230.508), except to the extent provided in paragraph (e)(1) of this section.

(3) A non-contributory employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 shall be counted as one purchaser where the trustee makes all investment decisions for the plan.

NOTE: The issuer must satisfy all the other provisions of Regulation D for all purchasers whether or not they are included in calculating the number of purchasers. Clients of an investment adviser or customers of a broker or dealer shall be considered the "purchasers" under Regulation D regardless of the amount of discretion given to the investment adviser or broker or dealer to act on behalf of the client or customer.

(f) *Executive officer. Executive officer* shall mean the president, any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy-making functions for the issuer.

(g) *Final order. Final order* shall mean a written directive or declaratory statement issued by a federal or state agency described in §230.506(d)(1)(iii) under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(h) *Issuer.* The definition of the term *issuer* in section 2(a)(4) of the Act shall apply, except that in the case of a proceeding under the Federal Bankruptcy Code (11 U.S.C. 101 *et seq.*), the trustee or debtor in possession shall be considered the issuer in an offering under a plan of reorganization if the securities are to be issued under the plan.

(i) *Purchaser representative. Purchaser representative* shall mean any person who satisfies all of the following conditions or who the issuer reasonably believes satisfies all of the following conditions:

(1) Is not an affiliate, director, officer, or other employee of the issuer, or beneficial owner of 10 percent or more of any class of the equity securities or 10 percent or more of the equity interest in the issuer, except where the purchaser is:

(i) A relative of the purchaser representative by blood, marriage, or adoption and not more remote than a first cousin;

(ii) A trust or estate in which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interest) or of which the purchaser representative serves as trustee, executor, or in any similar capacity; or

(iii) A corporation or other organization of which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(ii) of this section collectively are the beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests;

(2) Has such knowledge and experience in financial and business matters that he is capable of evaluating, alone, or together with other purchaser representatives of the purchaser, or together with the purchaser, the merits, and risks of the prospective investment;

(3) Is acknowledged by the purchaser in writing, during the course of the transaction, to be his purchaser representative in connection with evaluating the merits and risks of the prospective investment; and

(4) Discloses to the purchaser in writing a reasonable time prior to the sale of securities to that purchaser any material relationship between himself or his affiliates and the issuer or its affiliates that then exists, that is mutually understood to be contemplated, or that has existed at any time during the previous two years, and any compensation received or to be received as a result of such relationship.

NOTE 1 TO §230.501: A person acting as a purchaser representative should consider the applicability of the registration and antifraud provisions relating to brokers and dealers under the Securities Exchange Act of 1934 (*Exchange Act*) (15 U.S.C. 78a *et seq.,* as amended) and relating to investment advisers under the Investment Advisers Act of 1940.

NOTE 2 TO §230.501: The acknowledgment required by paragraph (h)(3) and the disclosure required by paragraph (h)(4) of this section must be made with specific reference to each prospective investment. Advance blanket acknowledgment, such as for *all securities transactions* or *all private placements,* is not sufficient.

NOTE 3 TO §230.501: Disclosure of any material relationships between the purchaser representative or his affiliates and the issuer or its affiliates does not relieve the purchaser representative of his obligation to act in the interest of the purchaser.

[47 FR 11262, Mar. 16, 1982, as amended at 53 FR 7868, Mar. 10, 1988; 54 FR 11372, Mar. 20, 1989; 76 FR 81806, Dec. 29, 2011; 77 FR 18685, Mar. 28, 2012; 78 FR 44770, 44804, July 24, 2013; 81 FR 83553, Nov. 21, 2016]